EXHIBIT 21

SUBSIDIARIES

Wholly-Owned, Controlled Subsidiaries:
1.	The Marketing Group, Inc, a Tennessee corporation (doing business as Impact Radio Networks, Impact Radio Studios and TMG Boutique Advertising Agency)
2.	Debut Broadcasting Mississippi, Inc., a Mississippi corporation

Non-Controlled Subsidiaries
1.	Media Sentiment, Inc., a Nevada corporation